UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Iowa Renewable Energy, LLC

File No. 000-52428 - CF# 27923

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Iowa Renewable Energy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 14, 2012.

Based on representations by Iowa Renewable Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.2	through February 14, 2017
Exhibit 10.3	through February 14, 2017
Exhibit 10.4	through February 14, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel